MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2012

TABLE OF CONTENTS

INTRODUCTION	1

FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO U.S. INVESTORS	2

CORE BUSINESS	2

OVERVIEW AND OBJECTIVES	3

STRATEGIC REVIEW PROCESS	3

CHANGES IN MANAGEMENT	5

DAN TITCOMB LITIGATION	5

ANNUAL GENERAL MEETING	6

SHAREHOLDER RIGHTS PLAN	6

RESTRUCTURING AND TURNAROUND PLAN	6

2012 ESTIMATED PRODUCTION AND CASH OPERATING COST	8

OPERATING MINES AND DEVELOPMENT PROJECTS	9

EXPLORATION	13

FINANCIAL REVIEW	14

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	16

INCOME TAXES	19

CRITICAL ACCOUNTING ESTIMATES	19

NON-IFRS PERFORMANCE MEASURES	20

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING	23

OUTSTANDING SHARE DATA	23

CORPORATE DIRECTORY	24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION FOR THE QUARTER ENDED JUNE 30, 2012

All figures are in U.S. dollars unless otherwise indicated.

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc. (“Jaguar” or the “Company”) contained in this Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the quarter ended June 30, 2012 and with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2011 and 2010. The condensed interim consolidated financial statements for the quarter ended June 30, 2012 are prepared in accordance with IAS 34 under International Financial Reporting Standards (“IFRS”). The Company reports its financial statements in U.S. dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of August 14, 2012.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, measured and indicated resources, proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2011, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CORE BUSINESS

Jaguar is an Ontario governed gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 27,237 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, where the Company owns operating assets. In addition, Jaguar holds mineral concessions totaling 150,605 hectares in the state of Maranhão, where the Company owns the Gurupi Project and 43,562 hectares in the state of Ceará, where the Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties, primarily in Brazil.

Jaguar was formed in 2002. In 2004, the Company constructed and began operations of a small open pit mine, the Sabará operation. Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006. In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência. Since 2007, Jaguar has developed four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

As at June 30, 2012, the Company was producing gold at its Turmalina and Caeté operations. The Company’s Paciência operation was placed on temporary care and maintenance when the Company announced the Restructuring and Turnaround Plan on May 8, 2012 (see Restructuring and Turnaround Plan – Paciência below). Significant planned expansion includes the Company’s Gurupi Project, an open pit gold mining operation in the state of Maranhão in Northern Brazil.

Most of Jaguar’s senior management team is headquartered in the city of Belo Horizonte, close to the Company’s operating assets. The proximity of senior management to the operations allows for significant operating flexibility and oversight. The Company has also consolidated its corporate management, engineering, exploration, supply and logistics teams into the same central office in Belo Horizonte. As of June 30, 2012, the Company had 1,717 employees, 1,714 of whom are based in Brazil. See Restructuring and Turnaround Plan – Implementation Update for significant changes to the Company’s workforce.

Jaguar’s common shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

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OVERVIEW AND OBJECTIVES

Since its founding, Jaguar has acquired and developed a number of mining operations in Brazil. Gold production has increased from zero in 2002 to 155,764 ounces in 2011. Through acquisitions and subsequent exploration, the Company increased its total measured and indicated gold mineral resources from zero in 2002 to 6.54 million ounces in 2011. Based on further drilling activity, primarily at Gurupi, the Company's total estimated ounces of measured and indicated gold mineral resources has increased to 7.54 million contained in 177.02 million tonnes of material at an average grade of 1.33 grams per tonne, and 1.30 million ounces of inferred gold mineral resources contained in 17.62 million tonnes of material at an average grade of 2.29 grams per tonne.

At its southern operations in Minas Gerais, the Company has an estimated 4.02 million ounces of measured and indicated gold mineral resources contained in 34.38 million tonnes of material at an average grade of 3.64 grams per tonne, and 1.13 million ounces of inferred gold mineral resources contained in 9.90 million tonnes of material at an average grade of 3.55 grams per tonne. Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1.70 million ounces of gold contained in 17.46 million tonnes of ore at an average grade of 3.03 grams per tonne.

Between the third quarter of 2011 and the second quarter of 2012, Jaguar conducted significant additional diamond drilling at the Chega Tudo and Cipoeiro deposits within the Gurupi Project. A total of 24,497 meters were drilled in 107 holes for 19,655 samples recovered. The drill results confirmed the extension of the mineralization to a depth of over 350 meters below surface at Chega Tudo and over 300 meters depth at Cipoeiro. Previous drilling programs, which included a total of 75,233 meters drilled in 543 holes, had confirmed the mineralization to depths of approximately 130 meters at Chega Tudo and 170 meters at Cipoeiro. Gold mineralization at both the Chega Tudo and Cipoeiro deposits remains open at depth.

Based on analysis of recent drilling results, estimated measured and indicated mineral resources at its Gurupi Project, stated at a cutoff grade of 0.33 g/t Au, increased to 3.24 million ounces of gold. The resources include 35.65 million tonnes of measured resources at 0.86 g/t Au and 75.02 million tonnes of indicated resources at 0.93 g/t Au. The resource pit optimization is based on an assumed gold price of US$1,500 per ounce, metallurgical recovery of 85.3%, processing and G&A costs of US$8.60 per tonne processed and mining costs of US$1.17 per tonne for Cipoeiro and US$1.50 per tonne for Chega Tudo. The cutoff grade calculated from these parameters is 0.21 grams per tonne of gold. Measured and indicated resources at this cutoff grade are 3.52 million ounces of gold contained in 142.64 million tonnes of material at 0.77 grams per tonne. Estimated probable reserves, which were reported in January of 2011, are under revision through an updated feasibility study expected to be completed during the fourth quarter of 2012.

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata plc (“Xstrata”) to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously jointly owned by Jaguar and Xstrata on a 60/40 basis, is now 100% controlled by Jaguar.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike. Through its brownfield exploration programs, the Company continues to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi Project.

The Company’s objective is to enhance shareholder value by building, operating and expanding cost-effective gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing accretive transactions to support its growth targets.

STRATEGIC REVIEW PROCESS

On May 8, 2012, the Company announced that the Special Committee of the Company's Board of Directors (the “Board”) had concluded its strategic review process respecting the possible change of control of Jaguar. Despite the Special Committee’s extensive efforts, the process did not result in a change of control transaction.

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The strategic review process was announced by the Company on November 16, 2011 in response to a media report of a change of control proposal from the Shandong Gold Group (“Shandong”). Immediately following the issuance of that release, the Company established a Special Committee comprised exclusively of independent directors to take primary responsibility for the process, and retained J.P. Morgan Securities, LLC and Davies Ward Phillips & Vineberg LLP as financial and legal advisors, respectively, to assist the Special Committee and the Board in completing the process.

When the proposal was received from Shandong in November 2011, the Board determined that it was not in the best interests of the Company and its shareholders to accept that proposal. The Shandong proposal was structured so as to effectively provide Shandong with an option to purchase the Company as it conducted due diligence and sought government approvals, including those required in China, while preventing the Company from exploring other alternatives. In addition to Shandong, two other parties, including the North American based mining company referred to below, had expressed interest in acquiring the Company in the fall of 2011. These interested parties emerged as a result of the Company's practice of maintaining contact with various mining companies who might be interested in acquiring the Company if the opportunity arose.

As part of the process, the Company and its financial advisor contacted or received contact from 22 parties regarding a potential change of control or other strategic transaction. Five of those parties executed confidentiality agreements and were provided access to an extensive data room. Three of those parties conducted site visits in Brazil. Throughout this process, the Special Committee held 17 formal meetings and had numerous, frequently daily, informal discussions and communications.

Ultimately, one party, a North American based mining company, expressed a serious intention to pursue an acquisition of the outstanding shares of Jaguar, whilst other parties expressed interest in acquiring assets of the Company. In early February, that party provided a preliminary proposal regarding the acquisition of Jaguar at a price of between US$8.20 and US$9.45 per share, conditional upon, among other things, the completion of a diligence investigation of Jaguar.

Throughout February and March, that party engaged in an extensive due diligence process, including site visits to Jaguar's projects from late February to early March, numerous face to face or telephonic discussions with Company personnel, members of the Special Committee and the Company's financial advisor, and extensive documentary diligence. That diligence process continued until early April.

In late March, that party was provided with a form of the definitive agreement that the Company was prepared to enter into. After discussions between that party and the Special Committee and its financial advisor, including a meeting between that party and two members of the Special Committee in Toronto on April 11, 2012, that party notified the Company in the afternoon of April 13, 2012 that it had determined not to proceed with an acquisition of the Company at this time.

Since the formation of the Special Committee, the Committee, directly and through the Company's financial advisor and other intermediaries, made persistent and repeated efforts to engage with Shandong to determine if there was a basis for pursuing change of control discussions. On a number of occasions the Special Committee offered to meet with representatives of Shandong in Hong Kong, Beijing or at any other locale of their choosing. Shandong was not willing to be a participant in the formal strategic review process and did not respond to those efforts of the Special Committee.

On April 3, 2012, representatives of Shandong, through an intermediary, received the form of definitive agreement that the Company was prepared to enter into. However, the Company did not receive any response from Shandong.

In response to media reports on April 12, 2012 that quoted a representative of Shandong as remaining interested in Jaguar, in the morning of April 13, 2012, a letter from the Chairman of the Company to the Chairman of Shandong was provided to their counsel for presentation to Shandong. This letter expressed the willingness of members of the Special Committee to travel to a location convenient to Shandong within the next 10 days to engage in direct senior level discussions to explore a mutually agreeable transaction.

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On April 18, 2012, the Company provided Shandong, through the Company's intermediary, a draft letter of intent and a form of exclusivity agreement under which the Company would have entered into exclusive discussions with Shandong. On April 20, 2012, the Company's intermediary informed the Special Committee that Shandong was considering those documents with its financial and legal advisors. A meeting between the Company's intermediary and the Chairman of Shandong was scheduled for May 1, 2012. This meeting was subsequently rescheduled for May 7, 2012 as a result of the Labour Day holiday in China on May 1.

In the morning of May 8, 2012, Jaguar's intermediary informed the Special Committee that it had been advised that Shandong determined not to proceed with further acquisition discussions.

At a meeting in the morning of May 8, 2012, the Board, based on a recommendation of the Special Committee, terminated the strategic review process for the possible change of control of Jaguar. However, the Board will consider any future proposals if and when they may be received.

The Special Committee believes that the following factors contributed to the strategic review process not resulting in a change of control transaction:

•	The S&P TSX Global Gold index had declined by 31% from November 15, 2011 to the date that the strategic review process was terminated. A material decline in the equity prices of several of the prospective bidders for the Company, including the North American based mining company referred to above, had a negative impact on their willingness or ability to proceed.

•	Jaguar was, and still is, continuing to resolve operational issues at its southern operations in Brazil. The Company is confident of its ability to resolve the issues and is implementing a comprehensive restructuring and turnaround plan to improve costs and efficiency at its southern operations (see “Restructuring and Turnaround Plan”).

CHANGES IN MANAGEMENT

As reported in March 2012, Mr. Cleber Macedo, Jaguar’s Vice President of Corporate Management, left the Company on May 31, 2012.

On June 21, 2012, Jaguar named Mr. John Andrews as interim Chief Executive Officer. Mr. Andrews is currently a Jaguar director and has more than 40 years of executive and mining operations management experience in the precious and base metals industry in the United States, Canada, South America and Africa. He is currently the principal owner of Andrews PGM Consulting and previously served as president, chief operating officer and director of Stillwater Mining Company. Jaguar is continuing an active search for a permanent chief executive officer, and expects to make an appointment during the third quarter of 2012. Concurrently with Mr. Andrews' appointment, Jaguar dissolved the three-person Office of the Chairman, set up in December 2011 to fulfill the duties of the Chief Executive Officer after Mr. Daniel Titcomb left the Company.

Subsequent to the quarter ended June 30, 2012, the Company announced the resignation of Mr. Rogério Fernandes’, Chief Operating Officer. Mr. Fernandes’ resignation was effective July 13, 2012 and was due to health reasons. Mr. Álvaro Brandão, the Company's Senior Vice President of Operations, assumed Mr. Fernandes operating responsibilities. Mr. Brandão is a mining engineer with more than 30 years of operating experience, including 14 years with AngloGold Ashanti, five years with Orica Explosives, 10 years with Metso Minerals and two years with the Company. He is a native of Belo Horizonte, Brazil.

DAN TITCOMB LITIGATION

On June 28, 2012, the Company announced that Mr. Titcomb had filed a lawsuit in New Hampshire against the Company and three of its directors in connection with the termination of his employment as the President and Chief Executive Officer of the Company. Mr. Titcomb filed the lawsuit on March 27, 2012, but did not serve the lawsuit on the Company or any of the directors at such time. On June 6, 2012, Mr. Titcomb filed a motion to extend the time for service of the lawsuit. The Company learned of the lawsuit in late June 2012 when it received a notice from the New Hampshire court advising the Company that it granted the motion to extend service. On August 13, 2012, the Company was advised by counsel to Mr. Titcomb, that Mr. Titcomb intends to drop the lawsuit.

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Among other things, Mr. Titcomb alleged that his termination occurred as a result of a change of control and is therefore entitled to three years of compensation plus three years of bonus. He was also claiming an unspecified amount of damages under applicable New Hampshire employment laws. Jaguar and its directors believe the claim to be without merit, and if the lawsuit is not withdrawn as counsel to Mr. Titcomb advised it will be, the Company will vigorously defend this lawsuit and will take any steps necessary to protect Jaguar’s interests, including filing a counterclaim against Mr. Titcomb for, among other things, breaches of his fiduciary duties to the Company prior to his termination.

ANNUAL GENERAL MEETING

Jaguar held its annual general meeting (“AGM”) in Toronto, Canada, on June 29, 2012. The six directors nominated by management were elected, however, each of Messrs. John Andrews, Gil Clausen and Gary German received more “withheld” votes than votes “for”. The AGM voting results are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Despite Jaguar’s majority voting policy not applying to contested director elections, following the meeting, each of Messrs. Andrews, Clausen and German offered up their resignations from the Board. During the 90 days following the AGM, following receipt of a recommendation from Jaguar's Corporate Governance Committee, the Board will consider each such resignation and announce its decision, in accordance with the process stipulated in the majority voting policy.

Following the AGM, Mr. German, who had been the Chairman of the Board since shortly after Jaguar became a public company, stepped down as the Chairman. The Company appointed Mr. Richard Falconer as the new Chairman. Mr. Falconer spent his entire career with CIBC World Markets Inc., where he retired after 40 years of service as Vice Chairman and Managing Director. In addition to being responsible for senior investment banking relationships, Mr. Falconer’s experience at CIBC extended from head of research to co-head of investment banking to Vice Chairman with knowledge across several industries. He is also currently serving as a Director for Resolute Forest Products, Chorus Aviation, Inc., the Bridgepoint Health Foundation and LOFT Community Services.

SHAREHOLDER RIGHTS PLAN

The limited duration Shareholder Rights Plan adopted by the Board on March 31, 2012 expired on July 19, 2012.

RESTRUCTURING AND TURNAROUND PLAN

On May 8, 2012, Jaguar announced the implementation of a comprehensive restructuring and turnaround plan to improve costs and efficiency at its operations in the state of Minas Gerais, Brazil. The plan incorporates objectives and initiatives identified by management and a number of expert industry consultants who have been retained to assist with operational and cost improvements. Highlights of the restructuring and turnaround plan include:

•	Paciência operations placed on temporary care and maintenance for underground delineation drilling and mine development.
•	Cost reduction and productivity improvements at the Turmalina and Caeté operations.
•	A zero-based evaluation of manpower levels in all aspects of the operations.
•	Focus on mining dilution reduction and development cost reduction at all operations.
•	Targeted 40% reduction in overhead and administrative costs across the Company.

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Paciência

The Paciência operations have faced significant and increasing challenges since inception. Recent reviews determined that a complete remediation plan would best be accomplished by placing the operations on temporary care and maintenance until the necessary underground infill and extension drilling, engineering design and structural changes have been implemented in the mines.

The remediation plans for Paciência will include a comprehensive underground drilling and development program to delineate and prepare reserves for mining. Additionally, the mining configuration will be changed to suit the narrow vein nature of the resource by introducing smaller scale equipment, smaller development headings, reduced stope dimensions and building the developed reserve inventory prior to restarting the plant. Implementation of the plan is expected to result in improved productivity per ounce, reduced mining dilution, reliable and predictable production forecasts, and significant reductions in cash costs per ounce when the mines return to production.

On August 9, 2012, the Company announced that it had completed the transition of the Paciência operation to care and maintenance. Total manpower was reduced from 543 to 41 and a further reduction of 13 people will occur when the security function is outsourced. Remaining personnel will carry out the maintenance functions required to ensure that the facilities do not deteriorate prior to re-commissioning and start-up. The Company estimates it will spend a total of $1.6 million per quarter ($9.6 million over the next 18 months) for the Paciência care and maintenance program.

Turmalina and Caeté

The operational reviews at the Turmalina and Caeté operations have determined that operational overhead can be reduced and productivity improved without impacting long-term production capability. Turmalina and Caeté will also transition to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order to improve head grade over historical results through reduced dilution. The changes in these operations will be implemented concurrently with continuing operations and are expected to reduce the cost per ounce and allow for increased and more predictable ounce production. No additional capital requirements beyond normal sustaining capital are expected at Turmalina and Caeté.

Changes in Mining Methods

Historically, access to the ore bodies has been through large (5 meter by 5 meter) ramps, haulages, crosscuts and stope development headings to accommodate large (30 tonne) haulage trucks and matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. These large excavations have led to the production of excessive quantities of development waste. Furthermore, the use of these large pieces of equipment has necessitated 5 meter by 5 meter drives along the ore horizon where the ore widths are typically two meters on average. These large headings have compromised the stability of the hangingwall and footwall units.

Additionally, inadequate and less than optimal ground support practices have created ground instability and stoping dilution. With the change in operating philosophy, the size of excavations in the ore will be reduced to approximately 3 meters by 3.5 meters and the new trapezoidal shape of the excavations will ensure that the hangingwall and footwall units will not be compromised. The Company believes these measures will reduce mining dilution by 50%. Significant additional benefits are expected including, but not limited to, reduced support costs, reduced ventilation costs, reduced development costs, reduced equipment costs and reduced milling costs on a per ounce basis.

Overhead and Administrative

In addition to the operational improvements, the Company announced during the quarter its intention to drive a significant reduction in general and administrative expense. The Company reduced staffing and activity at its Concord office and implemented a plan to reduce 40% in total general and administrative expense at the Belo Horizonte offices and at the operations (see Implementation Update below).

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Implementation Update

The Company has completed the implementation of the first phase of its Restructuring and Turnaround Plan. This initial phase was comprised of the transition of the Paciência mine to care and maintenance, a targeted reduction of 40% in G&A expenses, significant reductions in non-direct operating expenses and a reduction in on-going capital exploration expense.

At Paciência, as stated above, the Company completed the transition of the operations to care and maintenance and total manpower has been reduced from 543 to 41. A further reduction of 13 people will occur when the security function is outsourced.

Across Jaguar’s operations, non-direct operating personnel have been reduced from 231 to 110. The lower headcount is expected to result in a cost savings of approximately $6.4 million annually.

In Jaguar’s administrative office in Belo Horizonte, Brazil, staffing levels have been reduced from 90 to 53 and all administrative departments have been reorganized and restructured. The reduction in headcount is expected to yield cost savings of $3.7 million per year, or approximately 13% in total administrative expense.

Further, Jaguar has reduced staffing levels for its ongoing exploration work by 36%, decreasing headcount from 67 to 43. This headcount reduction is expected to reduce capitalized exploration expense by approximately $1.2 million per year.

Phase 2 of Jaguar’s cost reduction program will focus on additional reductions in non-operating overhead at the mines, plus a targeted 20% reduction in direct operating personnel and materials costs at the mines. Phase 3 will include the full introduction of new smaller equipment at all operations together with full implementation of new mining methods and support standards, which have already commenced.

Phase 2 is expected to be fully implemented by the end of the 3rd quarter of 2012. Phase 3 will be implemented in early 2013 as new and smaller mining equipment, now on order, is received from equipment suppliers.

2012 ESTIMATED PRODUCTION AND CASH OPERATING COST

Based on the first half operating results and the continuing implementation of the Restructuring and Turnaround Plan, Jaguar is revising its outlook for both production and cash operating costs in 2012.

The Company now expects 2012 gold production in the range of 110,000 to 120,000 ounces. On this new volume, cash operating costs are expected to be in the range of $900 to $1,000 per ounce (based on an assumed exchange rate of R$2.0 per US$) as the planned benefits of the Restructuring and Turnaround Plan will not be fully realized until 2013.

Looking to mid 2013 and beyond, the Company’s revised preliminary annual targets for its Southern operations (excluding any Gurupi potential production) is 105,000 to 115,000 ounces in 2013 with a long-term target of 150,000 ounces when Paciência is brought back into operation. Cash operating costs in 2013 are expected to be in the range of $600 to $700 per ounce.

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OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the quarter ended June 30, 2012 and 2011.

Three Months Ended June 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	154	2.35	90%	10,435	$73.70	$1,125
Paciência	37	1.91	87%	2,649	140.00	2,219
Caeté	160	3.05	90%	13,804	81.10	953
Total	351	2.62	89%	26,888	$84.00	$1,162

Six Months Ended June 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	312	2.18	90%	20,448	$79.50	$1,232
Paciência	170	2.15	90%	9,987	92.30	1,536
Caeté	315	3.06	90%	27,685	88.20	1,036
Total	797	2.52	90%	58,120	$85.70	$1,191

Three Months Ended June 30, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	158	3.30	90%	15,872	$75.40	$800
Paciência	116	3.39	92%	12,263	66.70	637
Caeté	161	2.83	86%	12,122	71.00	961
Total	435	3.15	89%	40,257	$71.60	$799

Six Months Ended June 30, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	294	3.63	90%	31,727	$74.90	$778
Paciência	234	3.32	93%	24,378	61.00	596
Caeté	327	2.86	87%	25,601	70.00	903
Total	855	3.25	90%	81,706	$69.30	$763

During the quarter ended June 30, 2012, the Company produced a total of 26,888 ounces of gold at Turmalina, Paciência and Caeté compared to 40,257 ounces during the same period last year. The decrease in gold production for the quarter ended June 30, 2012 compared to the previous year is primarily attributable to the Company’s decision to place the Paciência operation under care and maintenance.

The average cash operating cost for the quarter ended June 30, 2012 was $1,162 per ounce compared to $1,268 per ounce in the quarter ended March 31, 2012 and $799 per ounce in the quarter ended June 30, 2011. Excluding the limited production from Paciência, the average cash operating cost in the quarter ended June 30, 2012 was $1,027 per ounce.

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The decrease in the Company’s average cash operating cost per ounce during the quarter ended June 30, 2012 as compared to the quarter ended March 31, 2012 was attributable to Jaguar’s on-going cost reduction program which included placing the Paciência operation on care and maintenance beginning in May 2012. The increase in the average cash operating cost per ounce as compared to the quarter ended June 30, 2011 was attributable to higher mining dilution, lower total production which resulted in higher fixed cost absorption per ounce, and increased costs for labor, services, equipment maintenance and mining materials.

Jaguar sold 28,933 ounces of gold at an average realized price of $1,608 per ounce in the quarter ended June 30, 2012 compared to 40,184 ounces of gold at an average realized price of $1,507 per ounce in the quarter ended June 30, 2011. Gold sales generated a cash operating margin of $446 per ounce for the quarter ended June 30, 2012 compared to a cash operating margin of $708 per ounce in the quarter ended June 30, 2011.

Consolidated mine development totaled 6.6 kilometers for the quarter ended June 30, 2012 as compared to 6.1 kilometers for the quarter ended June 30, 2011.

Turmalina

The primary mining method utilized at the Turmalina underground mine is “cut and fill”. Ore produced at the Turmalina Mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the quarter ended June 30, 2012, Turmalina produced 10,435 ounces of gold at a cash operating cost of $1,125 per ounce as compared to 15,872 ounces at a cash operating cost of $800 per ounce during the quarter ended June 30, 2011. Production was lower quarter over quarter due to instability of the hanging and footwalls created by excessively large and inadequately supported excavations in the ore horizon leading to poor ground conditions together with inadequate planning of the sequencing of mining operations in the wider zone of Turmalina’s Ore Body A. The Company has retained a world renowned authority on ground stability, mine support and geomechanics to provide technical guidance to the operating personnel. The increase in Turmalina’s cash operating cost during the quarter as compared to the same period last year was attributable to excessive mining dilution and increased costs for labor, services, equipment maintenance and mining materials.

Development at the Turmalina Mine totaled 2.2 kilometers during the quarter ended June 30, 2012.

Paciência

The Paciência mining complex is composed of multiple underground operations that utilize the “cut and fill” mining method with a treated tailings backfill system. Ore produced from these mines is transported to the adjacent 2,000 tpd CIP processing plant.

During the quarter ended June 30, 2012, Paciência produced 2,649 ounces of gold at a cash operating cost of $2,219 per ounce as compared to 12,263 ounces at a cash operating cost of $637 per ounce during the quarter ended June 30, 2011. The Paciência operation was placed on temporary care and maintenance during the quarter ended June 30, 2012 (see Restructuring and Turnaround Plan – Paciência above). As a result, the Company conducted an impairment test on the Paciência operation. The impairment test resulted in an impairment loss of $47.7 million and was recorded as such in the Company’s Condensed Interim Consolidated Statements of Operations and Comprehensive Income (loss) for the quarter ended June 30, 2012 (see Note 6).

Combined development for the mines supplying the Paciência Plant totaled 1.9 kilometers during the quarter ended June 30, 2012.

Caeté

The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping”. Ore produced from these mines is transported to the 2,200 tpd CIP processing plant adjacent to the Roça Grande Mine.

10

During the quarter ended June 30, 2012, Caeté produced 13,804 ounces of gold at a cash operating cost of $953 per ounce as compared to 12,122 ounces at a cash operating cost of $961 per ounce during the quarter ended June 30, 2011.

Development at the Pilar and Roça Grande mines totaled 2.5 kilometers during the quarter ended June 30, 2012.

Sabará

The Sabará operation continued on care and maintenance during the quarter ended June 30, 2012. The Company continues to evaluate the strategic alternatives for this idled operation.

Gurupi Project

During the quarter ended June 30, 2012, Jaguar concluded the previously announced drilling program at its Gurupi Project. Between the third quarter of 2011 and the second quarter of 2012, Jaguar conducted a comprehensive diamond drilling campaign at the Chega Tudo and Cipoeiro deposits within the Gurupi Project. A total of 24,497 meters were drilled in 107 holes for 19,655 samples recovered. The drill results confirmed the extension of the mineralization to a depth of over 350 meters below surface at Chega Tudo and over 300 meters depth at Cipoeiro. Previous drilling programs, which included a total of 75,233 meters drilled in 543 holes, had confirmed the mineralization to depths of approximately 130 meters at Chega Tudo and 170 meters at Cipoeiro. Gold mineralization at both the Chega Tudo and Cipoeiro deposits remains open at depth.

Based on analysis of the recent drilling results, the Company increased its estimated measured and indicated mineral resources at its Gurupi Project by 30% to 3.2 million ounces of gold. The resources, stated at a cutoff grade of 0.33 g/t Au, include 35.65 million tonnes of measured resources at 0.86 g/t Au and 75.02 million tonnes of indicated resources at 0.93 g/t Au.

The following tables provide the current estimated measured and indicated resources at these deposits:

Gurupi Gold Project Measured Resources
Cipoeiro				Chega Tudo				Total
Cutoff	Average	Million	Million	Cutoff	Average	Million	Million	Cutoff	Average	Million	Million
Au g/t	Au g/t	Tonnes	Ounces	Au g/t	Au g/t	Tonnes	Ounces	Au g/t	Au g/t	Tonnes	Ounces
0.00	0.42	52.60	0.71	0.00	0.48	30.54	0.47	0.00	0.44	83.14	1.18
0.10	0.61	35.41	0.69	0.10	0.57	25.35	0.46	0.10	0.59	60.76	1.15
0.20	0.76	26.46	0.65	0.20	0.65	21.32	0.44	0.20	0.71	47.78	1.09
0.21	0.77	25.73	0.64	0.21	0.65	20.92	0.44	0.21	0.72	46.65	1.08
0.25	0.84	23.23	0.63	0.25	0.69	19.35	0.43	0.25	0.77	42.58	1.06
0.30	0.91	20.68	0.60	0.30	0.74	17.44	0.41	0.30	0.82	38.12	1.01
0.33	0.95	19.31	0.59	0.33	0.76	16.34	0.40	0.33	0.86	35.65	0.99
0.35	0.98	18.46	0.58	0.35	0.78	15.64	0.39	0.35	0.88	34.10	0.97
0.40	1.04	16.58	0.56	0.40	0.83	13.92	0.37	0.40	0.95	30.50	0.93
0.50	1.18	13.49	0.51	0.50	0.94	10.82	0.33	0.50	1.07	24.31	0.84
0.60	1.31	11.15	0.47	0.60	1.06	8.40	0.29	0.60	1.21	19.55	0.76
0.70	1.44	9.31	0.43	0.70	1.18	6.46	0.25	0.70	1.34	15.77	0.68
0.80	1.58	7.78	0.40	0.80	1.30	5.12	0.21	0.80	1.47	12.90	0.61

11

Gurupi Gold Project Indicated Resources
Cipoeiro				Chega Tudo				Total
Cutoff	Average	Million	Million	Cutoff	Average	Million	Million	Cutoff	Average	Million	Million
Au g/t	Au g/t	Tonnes	Ounces	Au g/t	Au g/t	Tonnes	Ounces	Au g/t	Au g/t	Tonnes	Ounces
0.00	0.47	116.82	1.78	0.00	0.50	52.71	0.85	0.00	0.48	169.53	2.63
0.10	0.68	78.49	1.73	0.10	0.59	44.49	0.84	0.10	0.65	122.98	2.57
0.20	0.85	59.87	1.64	0.20	0.66	38.15	0.81	0.20	0.78	98.02	2.45
0.21	0.87	58.49	1.63	0.21	0.67	37.48	0.81	0.21	0.79	95.97	2.44
0.25	0.93	53.47	1.59	0.25	0.70	34.95	0.79	0.25	0.84	88.42	2.38
0.30	1.00	48.07	1.55	0.30	0.74	31.79	0.76	0.30	0.90	79.86	2.31
0.33	1.05	45.11	1.52	0.33	0.77	29.91	0.74	0.33	0.94	75.02	2.26
0.35	1.07	43.27	1.50	0.35	0.79	28.66	0.73	0.35	0.96	71.93	2.23
0.40	1.15	38.93	1.44	0.40	0.84	25.68	0.69	0.40	1.03	64.61	2.13
0.50	1.31	31.96	1.34	0.50	0.94	20.19	0.61	0.50	1.16	52.15	1.95
0.60	1.46	26.65	1.25	0.60	1.05	15.74	0.53	0.60	1.31	42.39	1.78
0.70	1.61	22.45	1.16	0.70	1.17	12.20	0.46	0.70	1.45	34.65	1.62
0.80	1.75	19.23	1.08	0.80	1.29	9.52	0.39	0.80	1.59	28.75	1.47

Gurupi Gold Project Measured + Indicated Resources
Cipoeiro				Chega Tudo				Total
Cutoff	Average	Million	Million	Cutoff	Average	Million	Million	Cutoff	Average	Million	Million
Au g/t	Au g/t	Tonnes	Ounces	Au g/t	Au g/t	Tonnes	Ounces	Au g/t	Au g/t	Tonnes	Ounces
0.00	0.46	169.42	2.50	0.00	0.49	83.25	1.32	0.00	0.47	252.67	3.82
0.10	0.66	113.90	2.42	0.10	0.58	69.84	1.30	0.10	0.63	183.74	3.72
0.20	0.82	86.33	2.29	0.20	0.66	59.47	1.25	0.20	0.76	145.80	3.54
0.21	0.84	84.23	2.27	0.21	0.66	58.41	1.25	0.21	0.77	142.64	3.52
0.25	0.90	76.71	2.22	0.25	0.70	54.30	1.22	0.25	0.82	131.01	3.44
0.30	0.97	68.76	2.15	0.30	0.74	49.22	1.17	0.30	0.88	117.98	3.32
0.33	1.02	64.42	2.10	0.33	0.77	46.25	1.14	0.33	0.91	110.67	3.24
0.35	1.05	61.73	2.07	0.35	0.79	44.31	1.12	0.35	0.94	106.04	3.19
0.40	1.12	55.52	2.00	0.40	0.84	39.61	1.06	0.40	1.00	95.13	3.06
0.50	1.27	45.46	1.86	0.50	0.94	31.02	0.94	0.50	1.14	76.48	2.80
0.60	1.42	37.80	1.72	0.60	1.05	24.15	0.82	0.60	1.28	61.95	2.54
0.70	1.56	31.77	1.59	0.70	1.17	18.66	0.70	0.70	1.41	50.43	2.29
0.80	1.70	27.01	1.48	0.80	1.29	14.64	0.61	0.80	1.56	41.65	2.09

Notes:

(1)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.

(2)	Resources are stated at a cutoff grade of 0.33 g/t Au for oxide, transition and sulfide material and are contained within a pit optimization shell.

(3)	Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 85.3%, processing and G&A cost of US$8.60/t processed and mining cost of US$1.17/tonne for Cipoeiro and US$1.50 for Chega Tudo. The cutoff grade calculated from these parameters is 0.21 g/t Au.

(4)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

(5)	Mineral resource tonnage and grade are reported as diluted.

(6)	Gold assays were capped prior to compositing.

12

The mineral resource estimates for the Gurupi Project were carried out by Ms. Leah Mach, Principal Geologist, at SRK. Ms. Mach is an independent Qualified Person in accordance with NI 43-101 and amendments and additions thereto.

Jaguar is continuing work on a revised feasibility study for the development of the Gurupi Project, which will incorporate the new drill results and resource estimates. The feasibility study is expected to be completed during the fourth quarter of 2012. The Board anticipates that it will make a decision on the development plan, its timing and its financing plan following the receipt of that study.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar owned Gurupi concession includes 12 additional identified targets in 34 contiguous mineral rights totaling 150,605 hectares. These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in Northeastern Brazil. The Pedra Branca Project currently has mineral rights to 13 exploration licenses and 15 pending applications for exploration licenses totaling 43,562 hectares covering a 38-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along the strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50-kilometer strike length, a stretch of the 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets was identified. Amongst the 18 mineralized zones, the Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed and returned results and geological data that suggest potential for gold deposits.

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% controlled by Jaguar. In accordance with the terms of the amendment, Jaguar committed to (a) cash consideration in the amount of $400,000 to be paid in installments; (b) a Net Smelter Royalty (“NSR”) of 1.0% (one percent) payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Xstrata may elect to form a new company owned 30% by MSOL and 70% by Xstrata, by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

EXPLORATION

Exploration activities during the quarter ended June 30, 2012, focused on completion of the drilling program at the Gurupi Project as well as the expansion of resources and reserves on targets around the Company’s existing operations.

13

FINANCIAL REVIEW

During the quarter ended June 30, 2012, the market price of gold (London PM Fix) traded in a range from $1,540 to $1,678 and averaged $1,609 per troy ounce. This was approximately 7% higher than the average price for the quarter ended June 30, 2011. Gold prices were volatile during the quarter and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest in Europe and the Middle East, investment patterns around the world, physical demand and inflation expectations.

The Company reports its financial statements in US$. However, a significant portion of the Company’s expenses are incurred in either Cdn.$ or R$. The average rates of exchange for the Cdn.$ per US$1.00 for the quarter ended June 30, 2012 and 2011 were 1.01 and 0.97 respectively. The average rates of exchange for the R$ per US$1.00 for the quarter ended June 30, 2012 and 2011 were 1.96 and 1.60 respectively.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
($ in 000s, except per share amounts)	2012	2012	2011	2011	2011	2011	2010	2010
Net sales	46,535	50,972	57,398	70,041	60,557	55,140	44,554	48,712
Net income (loss)	(16,350)	2,809	(33,661)	(51,272)	15,586	3,724	(9,634)	19,230
Basic income (loss) per share	(0.19)	0.03	(0.40)	(0.61)	0.18	0.04	(0.11)	0.23
Diluted income (loss) per share	(0.19)	0.03	(0.40)	(0.61)	0.18	0.04	(0.11)	0.23

Net sales over the periods shown above generally trended higher due to an increase in the average realized gold price. However, the number of ounces sold declined during the two most recent quarters due to lower production levels, which was caused by mining dilution and the shutdown at Paciência.

Summary of Key Operating Results

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$46,535	$60,557	$97,507	$115,697
Ounces sold	28,933	40,184	59,071	79,978
Average sales price $ / ounce	1,608	1,507	1,651	1,447
Gross profit (loss)	(5,044)	12,849	(8,722)	23,818
Net income (loss)	(16,350)	15,586	(13,541)	19,310
Basic income (loss) per share	(0.19)	0.18	(0.16)	0.23
Diluted income (loss) per share	(0.19)	0.18	(0.16)	0.23
Weighted avg. # of shares outstanding - basic	84,409,648	84,373,648	84,409,648	84,373,648
Weighted avg. # of shares outstanding - diluted	84,409,648	84,376,376	84,409,648	84,377,786

Quarter ended June 30, 2012 Compared to June 30, 2011

Sales for the quarter ended June 30, 2012 decreased $14.0 million or 23% from the quarter ended June 30, 2011, due to lower gold production at Turmalina and Paciência. The number of ounces of gold sold was 28,933 in the quarter ended June 30, 2012 compared to 40,184 ounces in the quarter ended June 30, 2011. The average realized gold price increased to $1,608 per ounce from $1,507 per ounce in the same quarter in 2011.

The Company reported a gross loss of $5.0 million for the quarter ended June 30, 2012 as compared to a gross profit of $12.8 million for the quarter ended June 30, 2011. The decrease in gross profit was primarily due to lower gold production and higher cash operating costs.

14

Review of Certain Operating Expenses and Other Income and Expenses

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
(unaudited)
($ in 000s)
Stock-based compensation recovery	$(1,788)	$(365)	$(2,638)	$(3,061)
Administration	2,601	5,419	8,946	10,674
Derivative gain	(114)	(126)	(114)	(413)
Conversion option embedded in convertible debt gain	(57,427)	(9,180)	(71,752)	(7,840)
Foreign exchange (gain) loss	7,685	(6,527)	4,511	(9,616)
Interest expense	7,077	7,074	14,201	12,757
Interest income	(566)	(2,867)	(2,424)	(4,332)
Impairment of Paciência property	47,692	-	47,692	-

Stock-based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units, restricted share units, and share appreciation rights. The stock-based compensation recovery for the quarter ended June 30, 2012 includes recoveries of $797,000 for restricted share units, $848,000 for deferred share units and $143,000 for share appreciation rights, primarily due to the decrease in the Company’s share price during the quarter.

Administrative costs decreased to $2.6 million during the quarter ended June 30, 2012 from $5.4 million during the same period in 2011, a decrease of 52%. A portion of the decrease relates to a reversal of certain accruals at December 31, 2011. Administration costs include legal and accounting costs, costs to maintain offices and personnel, costs associated with being a publicly-traded company and costs associated with the Strategic Review Process.

The Company recognized a realized gain of $114,000 for the quarter ended June 30, 2012 on forward foreign exchange contracts. The closing price of the US$ strengthened against the R$ from 1.56 at June 30, 2011 to 2.02 at June 30, 2012 (see Risk Management Policies – Hedging).

The conversion option component embedded in the 4.5% convertible notes and the 5.5% convertible notes is treated as a derivative liability and recorded at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Jaguar common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the Statement of Operations and Comprehensive Income (loss). During the quarter ended June 30, 2012, a gain of $57.4 million was recognized as compared to a gain of $9.1 million during the quarter ended June 30, 2011. The gain is primarily due to a decrease in the Company’s share price and increases in share price volatility and credit spread.

A foreign exchange loss of $7.7 million was recognized during the quarter ended June 30, 2012 versus a gain of $6.5 million during the quarter ended June 30, 2011, primarily due to the strengthening of the US$ against the R$. The foreign exchange losses on foreign cash balances and recoverable taxes assets were offset by foreign exchange gains on reclamation provisions, and deferred tax liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn$ versus the US$.

Interest expense stayed stable at $7.0 million during the quarter ended June 30, 2012 as compared to the quarter ended June 30, 2011. Included in interest expense for the quarter ended June 30, 2012 is $3.4 million of non-cash interest expense relating to the amortization of the discounts on the convertible notes (quarter ended June 30, 2011 - $3.2 million). During February 2011, the Company issued $103.5 million of unsecured convertible notes which bear interest at a rate of 5.5 percent per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011 and maturing on March 31, 2016 (see Cash Flow Highlights).

15

Interest income decreased to $566,000 during the quarter ended June 30, 2012 from $2.9 million during the quarter ended June 30, 2011. Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

The Company incurred an impairment charge of $47.7 million relating to the Paciência operation during the quarter ended June 30, 2012.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights

($ in 000s)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Operating activities	$572	$21,665	$(5,568)	$41,053
Financing activities	(5,590)	(8,364)	(3,921)	86,708
Investing activities	(13,170)	(26,001)	(37,296)	(46,213)
Effect of foreign exchange on non-US$ denominated cash and cash equivalents	269	2,557	4,254	4,629
Increase (decrease) in cash for the period	(17,919)	(10,143)	(42,531)	86,177
Beginning cash balance	49,863	135,543	74,475	39,223
Ending cash balance[1]	$31,944	$125,400	$31,944	$125,400

1Cash balance excludes $909,000 of restricted cash on June 30, 2012 and 2011.

As at June 30, 2012 and December 31, 2011, the Company had cash and cash equivalents of $31.9 million and $74.5 million, respectively.

Cash flow from operating activities generated $572,000 of cash during the quarter ended June 30, 2012 as compared to $21.7 million generated during the quarter ended June 30, 2011.

Cash flow from financing activities consumed $5.6 million of cash during the quarter ended June 30, 2012 and $8.4 million during the quarter ended June 30, 2011.

Investing activities consumed $13.2 million of cash during the quarter ended June 30, 2012 compared to $26.0 million for the quarter ended June 30, 2011. The funds were primarily used for underground development, equipment improvement and replacement throughout the Company’s Southern operations and exploration and pre-development at Gurupi.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $269,000 gain during the quarter ended June 30, 2012 compared to a $2.6 million gain during the quarter ended June 30, 2011. This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements – Capital Spending Program

($ in 000s)

	Three months ended June 30, 2012	Six months ended June 30, 2012	Remainder of 2012	Estimate for 2012
Turmalina	$4,150	$8,969	$9,668	$18,637
Paciência	3,730	12,525	-	12,525
Caeté	5,968	12,225	12,821	25,046
Gurupi Project	1,618	5,703	933	6,636
Other spending	1,510	1,705	1,014	2,719
Total capital spending	$16,976	$41,127	$24,436	$65,563

16

The Company believes that its cash held in accounts, cash flow generated by operations, debt, and other identified sources of capital are sufficient to finance its operations for the foreseeable future. The Company intends to continue to actively and closely monitor its cash position over the coming months as the Restructuring and Turnaround Plan is implemented. The Company has been exploring, and will continue to consider all of its options to maintain and raise capital when, and as needed, including selling assets or raising capital through debt or equity offerings.

Total Capital Spending

($ in 000s)

	Three months ended June 30, 2012	Six months ended June 30, 2012
Capital spending - excluding exploration	$15,711	$37,806
Capital spending - exploration	1,265	3,321
Total capital spending	$16,976	$41,127
Amount paid in cash	13,829	37,980
Amount paid with tax credits	3,147	3,147
Total capital spending	$16,976	$41,127

The primary use of capital during the quarter ended June 30, 2012 was sustaining capital to maintain existing operations.

Contractual Obligations

The Company’s contractual obligations as of June 30, 2012 are summarized below.

Contractual Obligations	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial liabilities
Notes payable
Principal	$29,238	$172,628	$103,594	$-	$305,460
Interest	13,818	22,562	5,711	-	42,091
	$43,056	$195,190	$109,305	$-	$347,551
Operating lease agreements	$215	$-	$-	$-	$215
Suppliers agreements
Mine operations[1]	4,140	-	-	-	4,140
Reclamation provisions[2]	3,565	3,572	4,568	13,670	25,375
	$7,920	$3,572	$4,568	$13,670	$29,730
Total	$50,976	$198,762	$113,873	$13,670	$377,281

1.	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
2.	Reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights

($ in 000s)

	June 30	December 31
	2012	2011
Current assets	91,529	134,076
Long-term assets	490,177	526,590
Total assets	581,706	660,666

Current liabilities	86,795	87,249
Long-term liabilities	270,643	335,608
Total liabilities	357,438	422,857

17

Working capital decreased $42.1 million from $46.8 million at December 31, 2011 to $4.7 million at June 30, 2012. During the quarter ended June 30, 2012, the Company invested $17.0 million for capital expenditures (see Total Capital Spending during the period).

Risk Management Policies – Hedging

Forward Foreign Exchange Contracts – Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As of June 30, 2012, the Company had the following forward foreign exchange contracts outstanding:

Settlement Date	Amount in US$ (000s)	Amount in R$ (000s)
31-Aug-12	$1,000	$2,078
28-Sep-12	1,000	2,087
31-Oct-12	1,000	2,096
30-Nov-12	1,000	2,104
31-Dec-12	1,000	2,112
	$5,000	$10,477

The Statement of Operations and Comprehensive Income (Loss) includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives ($ in 000s):

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Unrealized gain	(114)	(29)	(114)	(29)
Realized gain	-	(315)	-	(578)
Total	$(114)	(344)	$(114)	(607)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

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INCOME TAXES

The Company recorded an income tax expense of $3.9 million for the quarter ended June 30, 2012 compared to an income tax expense of $2.2 million for the quarter ended June 30, 2011. The income tax provision reflects a current income tax expense of $302,000 and a deferred income tax expense of $3.6 million. This compares to a current income tax expense of $1.4 million and a deferred income tax expense of $784,000 for the quarter ended June 30, 2011. The income tax expense of $3.9 million for the quarter ended June 30, 2012 reflects the deferred tax impact of the strengthening of the US$ during the quarter and the withholding of taxes on inter-company debt interest.

The Consolidated Balance Sheet reflects a current tax liability of $17.6 million as of June 30, 2012 and $19.0 million at December 31, 2011; and a deferred income tax liability of $10.5 million as of June 30, 2012 and $8.6 million at December 31, 2011.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $68.4 million of tax losses available for carryforward in Canada and $90.9 million of tax losses available for carryforward in Brazil, which can be carried forward indefinitely. However, only 30% of taxable income in Brazil in one year can be applied against the loss carryforward balance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 2(d) of the Company’s December 31, 2011 annual consolidated financial statements which are available on SEDAR and EDGAR.

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NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (a) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (b) the trend in costs as the mine matures; and (c) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Cash Operating Margin Per Ounce of Gold

	Three months ended	Six months ended
	June 30, 2012	June 30, 2012
Average sales price per oz of gold	$1,608	$1,651
less
Cash operating cost per oz of gold produced	1,162	1,191
equals
Cash operating margin per oz of gold	$446	$460

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Summary of Cash Operating Cost per Tonne Processed
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs per statement of operations[1]	$33,786,000	$71,384,000
Change in inventory [2]	(4,302,000)	(3,081,100)
Operational cost of gold produced [3]	29,484,000	68,302,900
divided by
Tonnes processed	351,000	797,000
equals
Cost per tonne processed	$84.00	$85.70

Turmalina Plant Cash Operating Cost per Tonne Processed
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs	$13,409,000	$25,938,000
Change in inventory [2]	(2,067,000)	(1,122,100)
Operational cost of gold produced [3]	11,342,000	24,815,900
divided by
Tonnes processed	154,000	312,000
equals
Cost per tonne processed	$73.70	$79.50

Paciência Plant Cash Operating Cost per Tonne Processed
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs	$6,125,000	$17,495,000
Change in inventory [2]	(947,000)	(1,798,000)
Operational cost of gold produced [3]	5,178,000	15,697,000
divided by
Tonnes processed	37,000	170,000
equals
Cost per tonne processed	$140.00	$92.30

Caeté Plant Cash Operating Cost per Tonne Processed
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs	$14,252,000	$27,951,000
Change in inventory [2]	(1,288,000)	(161,000)
Operational cost of gold produced [3]	12,964,000	27,790,000
divided by
Tonnes processed	160,000	315,000
equals
Cost per tonne processed	$81.10	$88.20

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Summary of Cash Operating Cost per Ounce of Gold Produced
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs per statement of operations[1]	$33,786,000	$71,384,000
Change in inventory [2]	(4,209,493)	(2,162,606)
Operational cost of gold produced [3]	29,576,507	69,221,394
divided by
Gold produced (oz)	26,888	58,120
equals
Cost per oz of gold produced	$1,162	$1,191

Turmalina Plant Cash Operating Cost per Ounce Produced
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs	$13,409,000	$25,938,000
Change in inventory [2]	(1,673,910)	(738,285)
Operational cost of gold produced [3]	11,735,090	25,199,715
divided by
Gold produced (oz)	10,435	20,448
equals
Cost per oz of gold produced	$1,125	$1,232

Paciência Plant Cash Operating Cost per Ounce Produced
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs	$6,125,000	$17,495,000
Change in inventory [2]	(1,431,723)	(2,155,139)
Operational cost of gold produced [3]	4,693,277	15,339,861
divided by
Gold produced (oz)	2,649	9,987
equals
Cost per oz of gold produced	$2,219	$1,536

Caeté Plant Cash Operating Cost per Ounce Produced
	Three months ended	Six Months ended
	June 30, 2012	June 30, 2012
Production costs	$14,252,000	$27,951,000
Change in inventory [2]	(1,103,861)	730,818
Operational cost of gold produced [3]	13,148,139	28,681,818
divided by
Gold produced (oz)	13,804	27,685
equals
Cost per oz of gold produced	$953	$1,036

[1]	Production costs do not include cost of goods sold adjustment of approximately $6.3 million, royalties of $729,000 and CFEM tax of $444,000 for the three months ended June 30, 2012. The cost of goods sold adjustment includes an expense of $2.8 million of inventory write-down and an expense of $3.5 million of idle capacity.

[2]	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

[3]	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the quarter ended June 30, 2012 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. As at August 14, 2012, the Company has 84,409,648 issued and outstanding common shares, as well as 3,380,000 stock options outstanding. In addition, the Company has convertible notes, which upon conversion, a maximum of 26,649,785 shares would be issued (see Note 10(c) and (d) to the annual financial statements).

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CORPORATE DIRECTORY

Jaguar is incorporated under the laws of Ontario.

BOARD OF DIRECTORS

John Andrews[2,4]

Andrew C. Burns[1,3]

Gil Clausen[1,3,4]

Richard Falconer[3], Chairman

Gary E. German[2,4]

Anthony F. Griffiths[1,2,3]

1. Audit Committee

2. Compensation Committee

3. Corporate Governance Committee

4. Health, Safety and Environmental Committee

OFFICERS

John Andrews

Interim Chief Executive Officer

James M. Roller

Chief Financial Officer & Treasurer

Álvaro Xavier Brandão

Senior Vice President of Operations

Marcela Castro

Vice President of Treasury Management

PRINCIPAL EXECUTIVE OFFICE

Rua Levindo Lopes 323 - Funcionários

CEP 30140-170 - Belo Horizonte – Brazil

E-mail: info@jaguarmining.com

Website: www.jaguarmining.com

ADMINISTRATIVE OFFICE

122 North Main Street, 2nd Floor

Concord, NH 03301 - USA

Phone: (603) 410-4888

Fax: (603) 224-6143

REGISTERED OFFICE

100 King Street West, Suite 4400

1 First Canadian Place

Toronto, Ontario M5X 1B1 - Canada

AUDITORS

KPMG LLP

Toronto, Ontario

Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP

Toronto, Ontario

New York, New York

Azevedo Sette Advogados

Belo Horizonte, Brazil

BANKS

Bank of America

Boston, Massachusetts

HSBC

Toronto, Ontario

Royal Bank of Canada

Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, ON M5J 2Y1

Phone: 1-800-564-6253

Fax: 1-866-249-7775

Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”

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